

DIVISION OF
CORPORATION FINANCE

December 18, 2008

Via Mail and Fax

Sai W. Chu
Chief Financial Officer
Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

> **RE: Seaspan Corporation**
> **Form 20-F for the Year Ended December 31, 2007**
> **Form 6-K Filed August 8, 2008**
> **File Number: 001-32591**

Dear Mr. Chu:

We have reviewed your response letter dated November 17, 2008, and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F-27
3. Summary of significant accounting policies, page F-28
(l) Earnings per share, page F-32

1. Refer to your response to our prior comment number 6. It remains unclear to us why you do not allocate earnings to the Class C common stock in compliance with paragraph 61.b of FAS 128. Paragraph 61.b specifies that earnings remaining after reduction for dividends declared in the current period and, to the extent applicable, by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period (for example, unpaid cumulative dividends) are to be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been

distributed. Note that the term "earnings per share" used in FAS 128 refers to either earnings or loss per share. We note you have disclosed on page 36 of your Form 10-K a schedule of the targets applicable to Class C dividends, so it is not clear why earnings per share attributable to the Class C common stock is not determinable. Please revise your presentation of earnings per share in compliance with the two-class method specified in paragraph 61 of FAS 128.

(p) Accounting for dry-dock activities, page F-33

2. Refer to your response to our prior comment number 7. Certain of the activities described in your response that are performed during drydocking, for example, painting of the vessel including parts below the water line and engine work, appear to be incurred for repair and maintenance that do not appreciably extend the useful life, increase the earning capacity, or improve the efficiency of the vessels, but rather allow the vessels to continue to be operated in their current capacity. In this regard, we believe these costs would be more appropriately expensed as incurred in accordance with your accounting policy for repairs and maintenance costs. However, to the extent you continue to defer such costs, please provide the following disclosures:

- In MD&A, please discuss those material events and uncertainties known to management that would cause the reported financial information not to be necessarily indicative of future operating results or of future financial condition. Such events may include instances where amortization of deferred dry docking costs is expected to increase and materially impact future operating results.

- In your accounting policies, please expand your disclosure to provide a detailed description of the types of dry docking costs included in deferred dry docking costs, including how you distinguish between repairs and maintenance deferred as dry docking costs and repairs and maintenance expensed as incurred.

- For each period presented, please provide a roll-forward of the beginning and ending balance of your deferred dry docking costs to include the amounts of periodic deferrals and amounts amortized.

Note 8. Long-term debt, page F-38

3. Refer to your response to our prior comment number 9. Since the associated LIBOR rate is not readily apparent, your disclosure should report the interest rate in effect inclusive of the applicable LIBOR rate, without adjustment for effects of associated financial instruments. Additionally, you should disclose the associated term upon which the applicable LIBOR rate is based, for example, 1 month, 3 months, 6 months, 1 year.

Form 6-K Filed August 8, 2008

Item 3. Quantitative and Qualitative Disclosures About Market Risk, page 37
Interest Rate Risk, page 37

4. Refer to your response to our prior comment number 12. We note your added
    disclosure in regard to the risk of nonperformance of counterparties associated with
    your interest rate swaps as well as the related added risk factor. However, it does not
    appear to us that settlements in favor of the counterparties alone is a sufficient basis
    for determining nonperformance in regard to the respective counterparties' overall
    financial stability. Please expand your disclosure to indicate all of the significant
    factors considered in your evaluation of the credit risk of counterparties in concluding
    that credit risk is not a significant determinant in the value of the associated financial
    instruments.

        You may contact Doug Jones at 202-551-3309 with any questions. You may also
contact me at 202-551-3380.

                                            Sincerely,

                                            Lyn Shenk
                                            Branch Chief